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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 5)

ALERE INC.
(Name of Subject Company)

ABBOTT LABORATORIES
(Offeror)
(Names of Filing Persons)

SERIES B CONVERTIBLE PERPETUAL PREFERRED STOCK, $0.001 PAR VALUE
(Title of Class of Securities)

01449J204
(CUSIP Number of Class of Securities)

Hubert L. Allen
Abbott Laboratories
100 Abbott Park Road
Abbott Park, Illinois 60064-6100
Telephone: (224) 667-6100
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Richard B. Aftanas, P.C.
Ross M. Leff
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
Telephone: (212) 446-4800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**

$713,489,054.70	$82,693.38

*
Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by multiplying 1,774,407 shares of Series B Convertible Perpetual Preferred Stock, par value $0.001 per share (the "Preferred Stock"), of Alere Inc. outstanding by the offer price of $402.00 per share of Preferred Stock, plus accrued but unpaid dividends due on the Preferred Stock. The transaction value is also based on an estimate of $177,440.70 of accrued but unpaid dividends on the Preferred Stock as of October 3, 2017.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the Transaction Valuation by 0.0001159.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: 83,111.54	Filing Party: Abbott Laboratories
Form or Registration No. Schedule TO	Date Filed: September 18, 2017
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 5 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO initially filed with the United States Securities and Exchange Commission on July 17, 2017 (together with any amendments and supplements thereto, the "Schedule TO") relating to the offer by Abbott Laboratories, an Illinois corporation ("Abbott"), to purchase for cash all of the outstanding shares of Series B Convertible Perpetual Preferred Stock of Alere Inc., par value $0.001 per share (the "Preferred Stock"), at a purchase price of $402.00 per share of Preferred Stock (the "Offer Price"), plus accrued but unpaid dividends to, but not including, the settlement date of the Offer, net to the seller thereof in cash, without interest thereon and subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of July 17, 2017 (as it may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal," which, together with the Offer to Purchase, collectively constitute the "Offer"), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

        All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1 through 9; Item 11.

        Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

        "On October 3, 2017, Abbott completed its acquisition of Alere, with Alere surviving the Merger as a subsidiary of Abbott, and the related condition to the Offer was satisfied.

        The Offer and all withdrawal rights thereunder expired at 11:59 p.m. New York City time on October 3, 2017. American Stock Transfer & Trust Company, the depositary for the Offer (the "Depositary"), has advised Abbott that as of the Expiration Date, 1,748,025 shares of Preferred Stock had been validly tendered and not properly withdrawn in the Offer, representing approximately 98.5 percent of the outstanding shares of Preferred Stock as of such date. All conditions to the Offer having been satisfied, Abbott accepted for payment all shares of Preferred Stock that were validly tendered and not properly withdrawn pursuant to the Offer, and payment of the Offer Price for such shares of Preferred Stock will be made promptly by the Depositary.

        A copy of the press release issued by Abbott on October 4, 2017, announcing the completion of the Offer, is filed as Exhibit (a)(5)(F) hereto and is incorporated herein by reference."

Item 12.    Exhibits

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(F)	Press Release issued by Abbott Laboratories on October 4, 2017.

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 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Abbott Laboratories
By:	/s/ BRIAN B. YOOR
	Name:	Brian B. Yoor
	Title:	Executive Vice President, Finance and Chief Financial Officer

Date: October 4, 2017

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 INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated as of July 17, 2017.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Summary Advertisement published in the Wall Street Journal on July 17, 2017.
(a)(1)(F)*	Press Release issued by Abbott Laboratories on July 17, 2017.
(a)(5)(A)*	Press Release issued by Abbott Laboratories on August 14, 2017.
(a)(5)(B)*	Supplemental Letter to Holders, dated as of August 21, 2017.
(a)(5)(C)*	Press Release issued by Abbott Laboratories on September 1, 2017.
(a)(5)(D)*	Press Release issued by Abbott Laboratories on September 18, 2017.
(a)(5)(E)*	Press Release issued by Abbott Laboratories on October 2, 2017.
(a)(5)(F)	Press Release issued by Abbott Laboratories on October 4, 2017.
(d)(1)
Agreement and Plan of Merger, dated as of January 30, 2016, by and among Alere Inc. and Abbott Laboratories (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott Laboratories with the SEC on February 2, 2017).
(d)(2)
Amendment to Agreement and Plan of Merger, dated as of April 13, 2017, by and among Alere Inc., Abbott Laboratories and Angel Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott Laboratories with the SEC on April 14, 2017).

*
Previously filed.

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  Item 12. Exhibits
SIGNATURES
INDEX TO EXHIBITS